Detica

RECEIVED

2007 JUL 12 P 1:22

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

07025158

www.detica.com

Our ref: 07-FIV100C256

5th July 2007

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

05.07.07	Filing at Companies House – Form 88(2) Return of Allotment of Shares
06.07.07	Announcement – Annual Information Update

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

John Woollhead

Company Secretary

PROCESSED

JUL 17 2007

THOMSON FINANCIAL

Enc

Jev 7/13

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3328242

Company name in full DETICA GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	06	2007	18	06	2007

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1479551		
Nominal value of each share	2p		
Amount (if any) paid or due on each share *(including any share premium)*	£3.91975		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 16

Signed [signature] Date 5th July 2007

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager / receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JOHN WOOLLHEAD

AS REGISTERED OFFICE

Tel 01483 816900

DX number DX exchange

Detica Allotment – 18 June 2007

Name and Address	Number of Consideration Shares to be issued
David Aston Delftlaan 231 2024 CA Haarlem Netherlands	15,155
Martin Bagshaw 35 Orpington Road Winchmore Hill N21 3PD	255
Alison Bailey 38 St Johns Court Warwick CV34 4NL	1,549
Steve Ball 108 Crescent Drive Petts Wood Kent BR5 1BE	4,130
Oni Banurji 11 Tower Grove Surrey KT13 9LX	57,613
William Bassett 103B Highbury Hill Highbury N5 1TA	502

Neal Beckett 2 Hillside Road Chorleywood WD3 5AP	4,469
Chris Beer 21 Vincent Road Surrey CR0 6ED	635
Egbert Bosma Driehuizerkerkweg 49 1985EJ Driehuis The Netherlands	5,600
Roger Braybrook 70 Hawksley Road Stoke Newington N16 0TJ	4
David Brown 14 Woodhall Drive Pinner Middlesex HA5 4TQ	5,693
Graham Brown 9 Linden Drive Chalfont St Peter Buckinghamshire SL9 9UP	11,903
Colin Brown 57 Manchuria Road Battersea	810

SW11 6AF	
Harriet Brown The Cottage 1G Danehurst Street Parsons Green SW6 6SA	169
Jackie Bunney 59 Whitesmith Drive Essex CM12 0FP	102
Dorothy Chalkin Chilmark 8 Tilehouse Road Surrey GU4 8AL	49,528
Alan Chatfield 18 Friary Road Acton W3 6AF	124
Karen Chu 128 Lauderdale Mansions Lauderdale Road W9 1NG	5,755
Anthony Clark 32 Sycamore Mews Orlando Road SW4 0SY	39,933
Dan Collacott 17 Knox Road Northants NN8 1HW	432

Kieran Collins 71B Malvern Road Hackney E8 3LJ	280
Timothy Cuddeford Bedford Road South Woodford E18 2AQ	62,257
Simon Elkington 53 West Street Great Gransden Bedfordshire SG19 3AU	178
Matthew Estcourt 11 Sterne Street London W12 8AB	357
Mark Fisher 45 Woodside Avenue Beaconsfield Bucks HP9 1JH	46,083
Richard Gardner 9 Haarlem Road London W14 0JL	728

Darren Goes Whitehill Durler Gardens Stockwood Park Bedfordshire LU1 3TA	41
Trevor Grant Vlieguit 38 Leefdal Belgium	3,067
Peter Greenwood 14 Park Road Hampton Wick Kingston upon Thames KT1 4AS	867
Luke Gunnell 62 Montague Street 9A NY 11201 USA	50,612
Christiaan Haar Biesbosch 35 1181 HW Amstelveen Netherlands	213

Jamie Hamilton 25 Alexandra Grove Finchley London N12 8HE	21,922
Richard Hamilton East Barn Corseley Road Tonbridge TN3 9SF	2,584
Robert Hawk 135 East 54th Street Apt 14E NY 10022 USA	51,163
Patrick Higgins 12 Stanmore Gardens Lanarkshire Scotland ML11 7RR	822
Andrew Howell 25 Harrier Hill Bedfordshire SG16 6BQ	429
Craig Hughes 23 Spencer Road London SW18 2SP	51,985

Damian Hughes 424 Summit Avenue NJ 07090 USA	21,277
Iain Ivey 75 The shearers Bishops Stortford Herts CM23 4AZ	29,218
Mark Jackman 15 York Road Weybridge Surrey KT13 9DY	172
Edwin Jansen Panterweg 38 1338 BX Amsterdam	30
Robert Jeens Sunnyside London SW19 4SH	24,595
John Jenkin 93 Glebe Street, London W4 2BB	4,067

Shiv Kadavath Lostwithiel Northdown Road Woldingham Surrey CR3 7BB	829
Adam Lawson Flat 3 96 Chelverton Road London SW15 1RL	590
Mark Lecompte Flat 3 42 Winchester Street London SW1V 4NF	17,704
Haydn Lightfoot Tudor Cottage 2 Dunstable Road Bedfordshire LU7 9PU	341
Christophe Lincoln 1 Cathedral View Winchester SO23 0PR	587

Neil MacFarlane Vine Cottage Roundhurst Surrey GU27 3BN	44,425
Kenan Maciel 40 Whitton Drive Middlesex UB6 0QZ	25,371
Wouter Manintveld Jacob van Campenstraat 37 2101 VJ Heemstede Netherlands	436
Frios Manolas Redwood Drive Sunningdale Ascot SL5 0LW	63
Christine Ciriani Chemin Sous-Servaz 5, 1266 Duillier, Switzerland	20,460
Andrew Marshall 43 Cardinals Walk, Hampton, Middlesex TW12 2TT	62,718

Alan Mather 1B River St, Islington, London, EC1R 1XN	257
James McAuley Apt 5705, 441 East Erie Street, Illinois, 60611 USA	19,420
Dee McFarlane 16 Sterling Drive, Caterham on the Hill, Surrey, CR3 5GB	30,055
Lucy McGuire 212 Buckhurst Way, Essex, IG9 6JD	997
Vasant Mepani 46a Howberry Road, Middlesex, HA8 6SY	34,939
Nicholas Montagnon 16 Walpole Road Surbiton Surrey	4,751

KT6 6BU	
Jonathon Moore 36 Lebanon Park, Middlesex, TW1 3DG	82,706
Tommi Oksanen Ellacott Mews London SW16 1EL	329
Michelle Parfitt 3 Town Acres, Kent, TN10 4NG	12,952
Guy Parry 26 Hazelbank, Surrey, KT5 9RH	12
Tim Pearce 2 Gordons, Pitsea Road, Essex, SS13 3DZ	17
Andrew Price 8 Watford Road, Herts Al1 2AJ	55,846

Colvin Rae Westerlea, 30 Beacon Drive, Selsey, West Sussex, PO20 OTW	6,814
Clare Ratnavira Flat 4, Shooters Hill, SE3 7BD	514
Philip Robinson 21 Round Grove, Shirley, CR0 7PP	4,371
Scott Rompala 345 E 56th Street NY 10022 New York USA	28,579
Lucy Ryan Flat 2, Mauretania Building, 4 Jardine Road, E1W 3WB	2,757
Lee Sach 18 Mohegan Road, NY 10538, New York	64,345

USA

Atul Sareen 170

42 Buckland Rise,

Pinner,

HA5 3QS

Raoul Schepen 246

30a Doods Road,

Surrey,

RH2 0NL

Athina Simon 193

Sumatrakade 1393,

1019 RP

The Netherlands

Jonathan Skinner 45,971

4 Glen Eagles Drive

Larchmont

NY 10538

New York

USA

Bharat Solanki 48,003

28 Pheasant Drive,

NY 10504

New York

USA

Bhiku Soni 34,098

9 Whitehall Park

London

N19 3TS

Richard Spencer 3a Adelaide Road Surrey KT12 1NB	52,640
Charlotte Spencer 8 Stainland Drive Weybridge Surrey KT13 0XN	948
Richard Squire 31 Amherst Avenue, Ealing, W13 8NQ	33,308
Jennyfer Stanley Flat 114 Clifton Court Northwick Terrace NW8 8JA	1,496
Kevin Stockbridge 30 Dents Road London SW11 6JA	60,998
Philip Sturmer Tor Bryan Ingatestone Essex CM4 9HJ	4,469
Charlotte Tauzsky 50 St Georges Road Kent BR8 8AZ	1,093

Mike Turner Flat 4 Marina Two 14 New Wharf Road N1 9RT	306
Boris Vidulich 96 Talbot Road London N6 4RA	3,508
Charles Ben Wainwright 1 Manor Road St Albans Hertfordshire AL1 3ST	45,807
Claire Wallis 2 Victoria Cottages Mill Hill Edenbridge Kent TN8 5BS	37
Richard Webley 28 West 11th Street Apt B NY 10011 New York, USA	15,938
Anne Wright 354 Blackfen Road, Kent,	606

DA15 9NY	
Ian Wyness	15
24b Durham Terrace,	
London	
W2 5PB	
Kenneth Young	26,257
8 Rivers Edge Drive,	
NJ 07760,	
USA	
Jonathon Young	2,951
21 Portland Place,	
Brighton,	
East Sussex,	
BN2 1DH	
	1,479,551

6 July 2007

Detica Group plc

("Detica" or "the Group")

Annual Information Update

Pursuant to the requirements of Prospectus Rule 5.2, the following detail summarises, by date, the information that has been published or made available to the public by the Company throughout the twelve months ended 30 June 2007.

The Company uses the London Stock Exchange RNS service to make announcements to the market and these can be found on www.londonstockexchange.com. Copies of documents filed at Companies House can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk. Copies of documents sent directly to shareholders can be obtained from The Company Secretary, Detica Group plc, Surrey Research Park, Guildford, GU2 7YP.

Some of the information referred to below was provided at a specific date and may therefore now be out of date.

Information published on RNS:

Date of Publication	Headline
3 July 2006	Holding(s) in Company
20 July 2006	AGM Statement
20 July 2006	Results of AGM
20 July 2006	Bonus Issue
21 July 2006	Document re: Bonus Issue
27 July 2006	Holding(s) in Company
28 July 2006	Holding(s) in Company
31 July 2006	Acquisition
8 August 2006	Acquisition
11 August 2006	Holding(s) in Company
14 August 2006	Director's Interest(s) in Shares
24 August 2006	Director/PDMR Shareholding
1 September 2006	Additional Listing
7 September 2006	Completion of Acquisition
9 September 2006	Director/PDMR Shareholding
22 September 2006	Board Appointment
2 October 2006	Contract Win
10 October 2006	Holding(s) in Company
26 October 2006	Notification of Results Date
20 November 2006	Interim Results Announcement
15 December 2006	Contract Win
15 December 2006	Voting Rights and Capital
12 January 2007	Holding(s) in Company
29 January 2007	Holding(s) in Company
1 February 2007	Acquisition
9 February 2007	Holding(s) in Company
16 February 2007	Holding(s) in Company
21 February 2007	Notification of Teach-In
27 February 2007	Holding(s) in Company
7 March 2007	Holding(s) in Company
9 March 2007	Director Declaration
22 March 2007	Holding(s) in Company

07-FIV100D278

23 March 2007	Notification of Interest(s)
23 March 2007	Contract Update
28 March 2007	Admission of New Shares
28 March 2007	Holding(s) in Company
2 April 2007	Completion of Acquisition
2 April 2007	Voting Rights and Capital
20 April 2007	Holding(s) in Company
23 April 2007	Notification of Results
11 May 2007	Holding(s) in Company
4 June 2007	Preliminary Results
6 June 2007	Holding(s) in Company
12 June 2007	Holding(s) in Company
12 June 2007	Holding(s) in Company
14 June 2007	Director/PDMR Shareholding
18 June 2007	Admission of New Shares
27 June 2007	Annual Report and Accounts
29 June 2007	Voting Rights and Capital

Documents filed at the Companies Registry:

Date of Filing	**Document**
11 August 2006	88(2) R. issue of Bonus issue shares
3 October 2006	288A Director Appointment
3 October 2006	Annual Report and Accounts
4 October 2006	88(2)R Issue of new shares
13 October 2006	AGM resolutions
13 October 2006	Form123 Increase in nominal capital
27 March 2007	Annual Return
18 April 2007	88(2)R Issue of new shares
7 June 2007	288A Director Appointment
22 June 2007	Annual Report and Accounts

Documents published and sent to shareholders:

Date of Publication	**Document**
17 November 2006	Interim Report
22 June 2007	Annual Report and Accounts
22 June 2007	AGM notice and proxy card

Enquiries:

Detica Group plc **+44 (0)1483 816900**
John Woollhead, Company Secretary

Financial Dynamics **+44 (0)20 7831 3113**
Edward Bridges / Matt Dixon

END